Exhibit 21

Legal Name of Subsidiary	Direct Parent Company	Jurisdiction of Organization

Taboola, Inc.	Taboola.com Ltd.	Delaware, USA
Taboola Cayman Ltd.	Taboola.com Ltd.	Cayman Islands
Connexity, Inc.	Taboola, Inc.	Delaware, USA
Skimbit Ltd.	Connexity, Inc.	United Kingdom